UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-35216

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UTSTARCOM HOLDINGS CORP.

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Level 35, Two Pacific Place, 88 Queensway,
Admiralty
Hong Kong
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTStarcom Holdings Corp.

/s/ Eric Lam
Name: Eric Lam
Title: VP of Finance

Date: March 16, 2020

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release regarding UTStarcom Announces CEO to Take Medical Leave of Absence

Exhibit 99.1

UTStarcom Announces CEO to Take Medical Leave of Absence

Hong Kong, March 16, 2020 – UTStarcom (“UTStarcom” or “the Company”) (NASDAQ:UTSI), a global telecommunications infrastructure provider, announced today that Mr. Tim Ti, UTStarcom's Chief Executive Officer (CEO), will take a temporary medical leave of absence, effective immediately.

In Mr. Ti's absence, UTStarcom has appointed Dr. Zhaochen Huang as the Company’s Acting CEO.  Dr. Huang is currently the Senior Vice President of Sales and Business Development for Japan and Korea and has previously served as Chief Operating Officer, Vice-President of Global Operations as well as General Manager of UTStarcom India.

Mr. Yongqing Yan, the Chairman of UTStarcom’s Board of Directors, commented, "We wish Mr. Ti a speedy recovery and look forward to his return to UTStarcom.   Mr. Ti’s condition is not related to the COVID-19”.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access.  UTStarcom is further leveraging its technology expertise to bring smart networked products to new applications, such as its goBox automated refrigerated dispenser for retail stores. UTStarcom has operations and customers around the world, with a special focus on Japan and India. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +86 571 8192 8888

Ms. Fei Wang, Director of Investor Relations

Email: fei.wang@utstar.com

Ms. Ning Jiang, Investor Relations

Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com